UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Xterra Building Systems, Inc.

 (Name of Issuer)

Common Stock ($.001 par value)

(Title of Class of Securities)

98420T102

(CUSIP Number)

Clifford J. Hunt, Esquire

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

727) 471-0444

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 21st, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
(1)	NAME OF REPORTING PERSON: Bert Lavallee I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) Member of the group and membership is expressly affirmed [ ] (b) Disclaims membership in a group [x]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION St. Alberta, Alberta Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 7,385,000
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 7,385,000
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,385,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
(14)	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This Statement of Schedule 13D (this “Schedule”) relates to the shares of Common Stock, par value $.001 per share (the “Common Stock”) of Xterra Building Systems, Inc, a Florida Corporation (the “Issuer”).  The Issuer maintains its principal executive offices at 780 Inishmore Drive, Indianapolis, IN  46214

Item 2. Identity and Background

Below is information regarding the reporting person.

(a)(b)

Mr. Bert Lavallee (or “Reporting Person”) maintains his principal business address at 200,17311-103 Avenue, Edmonton, Alberta Canada T5S 1J4 .  Lavallee Financial is in the Business of Consulting and Real Estate.

(c)

Mr. Bert Lavallee does not hold any offices within any public companies.

(d)

No reportable event exists.

(e)

No reportable event exists.

(f)

Canada

Item 3. Source and Amount of funds or Other Consideration

Beginning On March 26, 2014 the Reporting Person used his own personal funds to acquire shares of Issuer’s Common Stock.

Item 4.  Purpose of Transaction

The acquisition of the Common Stock by the Reporting Person is strictly for Investment purposes.

Item 5.  Interest in Securities of the Issuer

(a)

The aggregate number of shares of the Issuer acquired by the Reporting Person was 7,385,000 shares, representing 9.5% of the class.

(b)

The Reporting Person has the sole power to vote and sole power to dispose of the 7,385,000 shares.

(c)

There were no transactions in the common stock of the Issuer, other than as reported in this Schedule 13D, effected during the 60 days preceding the filing date of this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30th,  2014

Date

By:

 /s/:

Mr. Bert Lavallee

Name:

Mr. Bert Lavallee

Title:

Individual

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